Exhibit 99.5

NICE RPA Named a Leader in Everest Group’s Task Mining Products PEAK Matrix

NICE NEVA Discover scores high on both ‘Vision and Capability’ as well as the ‘Market Impact’ axis in leading analyst's
Task Mining Products Assessment

Hoboken, N.J., September 14, 2022 – NICE (Nasdaq: NICE) today announced that NEVA Discover, its Task Mining offering, has been recognized as a ‘Leader’ in Everest Group's Task Mining Products PEAK Matrix® Assessment 2022. The report recognized NICE as one of the top providers by task mining clients and across major geographies. Click here to access a complimentary copy of this report.

NEVA Discover, NICE’s artificial intelligence (AI) powered desktop analytics and task mining solution, gives visibility into how employees are executing tasks and processes on their desktops, enabling organizations to uncover inefficiencies and highlight improvement opportunities, either via process automation, employee training, or process optimization. NEVA Discover streamlines execution, improving quality of service and addressing gaps in employee productivity and process execution. The report noted that clients appreciated NICE’s ease of use, quantity and quality of features, and automation opportunity identification capability. The report also recognized NICE’s strong security features, enabling “it to have a significant presence in regulated industries such as BFSI, healthcare and pharma, and government and public sector.”

“NICE has a strong vision and ability to differentiate through continued investments in areas such as AI/ML to enhance its task mining capabilities,” said Amardeep Modi, Vice President, Everest Group. “It is also constantly improving its offerings around product training and support, ease of use, data security, and integration with its automation capabilities to improve the familiarity and usability of its product. These are some of the key factors that contributed to NICE’s position as a Leader in Everest Group's Task Mining Products PEAK Matrix® assessment.”

Barry Cooper, President, WCX, NICE, said, “We are pleased to be recognized as a Leader in this assessment, demonstrating NICE’s excellence in task mining. Today’s work environment has changed and employees work from anywhere. With NEVA Discover, NICE’s task mining solution, the enterprise can get visibility into local and remote employee performance and identify improvement opportunities to help it thrive. We look forward to continuing to lead the market with our strategic vision."

Click here to for complimentary access to the full report.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.